[Letterhead of Tutor Perini Corporation]

October 27, 2010

Submitted by electronic transmission

Mr. John Cash
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street NE
Washington, DC  20549

Re:         Tutor Perini Corporation
Form 10-K for the fiscal year ended December 31, 2009
Filed March 1, 2010
File No. 1-6314

Dear Mr. Cash:

This letter is in response to the comments contained in the letter we received from you, dated October 19, 2010.  For your convenience, we have restated your comments and then provided our response.

Comment:

Form 10-K for the fiscal year ended December 31, 2009

Critical Accounting Policies, Page 32
Impairment of Goodwill and Other Intangible Assets, Page 34

1.
We have reviewed your letters dated September 10, 2010 and September 30, 2010 as well as the supplemental information you provided.  Please revise your disclosures in future filings, beginning with your Form 10-Q for the period ended September 30, 2010, to include a more specific and comprehensive discussion regarding how you have considered your market capitalization compared to your book value in your impairment analysis.  Your disclosures should include the significant items you discussed in your previous responses such as your implied control premium, the impact of your low public float and the sensitivity analysis of your fair value estimate.

Response:

In future filings, beginning with our Form 10-Q for the period ended September 30, 2010, we will include the following disclosure under Critical Accounting Policies in Management’s Discussion and Analysis of Financial Condition
and Results of Operations.

The Company’s annual impairment analysis determines the fair value of the Company and each of its reporting units based primarily on an income-based valuation approach with consideration also given to a market-based valuation approach.  The implied control premium is calculated based on the fair value and the market capitalization at the date of our fair value assessment.  In evaluating whether our implied control premium is reasonable, we consider a number of factors including the following more significant factors.

•	Market control premium: We compare our implied control premium to the average control premium paid in transactions of companies in the construction industry during the year of evaluation.

•
Sensitivity analysis:  We perform a sensitivity analysis to determine the minimum control premium required to recover the book value of the Company at the testing date.  We then compare the minimum control premium required to the average control premium paid in transactions of companies in the construction industry during the year of evaluation.

•
Impact of low public float and limited trading activity:  A significant portion of our stock is owned by the Company’s Chairman and CEO.  As a result, the public float of our stock, calculated as the percentage of shares of common stock freely traded by public investors divided by the Company’s total shares outstanding, is significantly lower than our publically traded peers.  This circumstance does not impact the fair value of the Company, however based on our evaluation of third party market data we believe it does lead to an inherent marketability discount impacting our stock price.

As of the date of our most recent annual impairment analysis, our implied control premium was within the range of market control premiums paid in transactions of companies in the construction industry during the year of evaluation.  Based on our sensitivity analysis at that date, the minimum control premium required to recover the book value of the Company was substantially less than the average control premium paid in transactions of companies in the construction industry during the year of evaluation.

On a quarterly basis we consider whether events or changes in circumstances indicate that assets, including goodwill and intangible assets not subject to amortization, might be impaired.  In conjunction with this analysis, we evaluate whether our current market capitalization is less than our stockholders’ equity and specifically consider (1) the duration and severity of any decline in market capitalization, (2) a reconciliation of the implied control premium to a current market control premium, (3) target price assessments by third party analysts and (4) how current market conditions impact our forecast of future cash flows.  We also update our assessment of the fair value of each of our reporting units, considering whether our current forecast of future cash flows are in line with those used in our most recent annual impairment assessment and whether there are any significant changes in trends or any other material assumption used.  As of September 30, 2010 we have concluded that we do not have an impairment indicator and that the estimated fair value of each reporting unit substantially exceeds its carrying value.

In the event we determine in a future period that the estimated fair value of one or more of our reporting units does not substantially exceed the carrying value, we will provide additional disclosure of material assumptions and potential events, trends or circumstances that may have an impact on our estimate of fair value.

Please feel free to contact me at 818-362-8391 if you have any questions.

Sincerely,

/s/Kenneth R. Burk
Kenneth R. Burk
Executive Vice President and
Chief Financial Officer